

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

<u>Via U.S. Mail and Facsimile 989.393.6012</u>

Mr. Joel C. Robertson
President
ASI Technology Corporation
4215 Fashion Square Blvd., Suite 3
Saginaw, MI 48603

> **Re:** **ASI Technology Corporation**
> **Item 4.01 Form 8-K**
> **Filed June 4, 2010**
> **Item 4.01 Form 8-K/A1**
> **Filed June 10, 2010**
> **Item 4.01 Form 8-K/A2**
> **Filed June 17, 2010**
> **File No. 0-6428**

Dear Mr. Robertson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant